Exhibit 9.1

JIANOU LUJIAN FOODS STUFF CO., LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Jianou Lujian FoodsStuff Co., Ltd.

We have audited the accompanying balance sheets of Jianou Lujian FoodsStuff Co., Ltd., the related statements of operations, changes in shareholders’ equity and cash flows for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jianou Lujian FoodsStuff Co., Ltd. and the results of its operations and its cash flows for the years ended December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States.

/s/ Jewett, Schwartz, Wolfe & Associates

Hollywood, Florida

September 17, 2009

200 South Park Road, SUITE 150 ● HOLLYWOOD, FLORIDA 33021 ● TELEPHONE (954) 922-5885 ● FAX (954) 922-5957

MEMBER – AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS ● FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

PRIVATE COMPANIES PRACTICE SECTION OF THE AICPA ●REGISTERED WITH THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD OF THE SEC

JIANOU LUJIAN FOODS STUFF CO., LTD.

BALANCE SHEETS

 JUNE 30, 2009, DECEMBER 31, 2008 AND 2007

	June 30,	December 31,
	2009	2008	2007
ASSETS	(Unaudited)	(Audited)	(Audited)

Current assets
Cash and cash equivalents	$819,093	$312,767	$145,422
Trade accounts receivable, net	4,365,068	6,174,714	3,262,980
Inventory	2,685,063	2,148,941	1,350,364
Prepaid leasing expenses-bamboo land	328,717	––	––
Total current assets	8,197,941	8,636,422	4,758,766

Property, plant and equipment, net	1,836,736	1,889,951	1,850,571
Intangible assets, net	108,365	111,037	109,736
Deposit for land lease	5,551,660	2,626,127	546,889
Restricted cash	365,241	––	––
Deferred tax asset	2,357	2,354	1,081

Total assets	$16,062,300	$13,265,891	$7,267,043

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$205,757	$866,449	$434,875
Short-term loan	1,460,963	1,458,959	820,333
Tax payable	722,507	775,633	603,426
Bank notes payable	730,482	––	––
Payables to related parties	––	1,021,272	957,056
Salary and accrued benefit payable	57,454	55,005	46,850
Other payables	22,397	9,513	779
Total current liabilities	3,199,560	4,186,831	2,863,319

Commitments and contingencies

Shareholders' equity
Paid-in capital	3,514,599	2,112,238	2,112,238
Surplus reserves	632,683	632,683	201,495
Cumulated other comprehensive income	649,921	637,833	274,378
Retained earnings	8,065,537	5,696,306	1,815,613
Total equity	12,862,740	9,079,060	4,403,724

Total liabilities and shareholders' equity	$16,062,300	$13,265,891	$7,267,043

 The accompanying notes are an integral part of these financial statements.

JIANOU LUJIAN FOODS STUFF CO., LTD.

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

SIX MONTHS ENDED JUNE 30, 2009 AND 2008,

YEARS ENDED DECEMBER 31, 2008 AND 2007

	Six months ended June 30,		Year ended December 31,
	2009	2008	2008	2007
	(Unaudited)	(Unaudited)	(Audited)	(Audited)

Revenue	$9,031,020	$8,003,378	$16,506,557	$9,422,846
Cost	5,131,021	4,697,938	9,535,392	5,732,577
Gross profit	3,899,999	3,305,440	6,971,165	3,690,269
Operating expenses
Selling expenses	88,184	77,197	310,014	171,352
General and administrative expenses	610,797	336,186	662,117	545,553
Total operating expenses	698,981	413,383	972,131	716,905

Operating profit	3,201,018	2,892,057	5,999,034	2,973,364

Other income (expenses), net	(1,596	(10,788)	39,663	(20,791)
Interest expense	(67,234	(91,143)	(304,801)	(135,017)
Interest income	2,432	6,094	8,278	2,238

Income before income tax	3,134,620	2,796,220	5,742,174	2,819,794

Income tax	765,389	704,020	1,430,293	971,870

Net income	$2,369,231	$2,092,200	$4,311,881	$1,847,924

Foreign currency translation gain	12,088	344,590	363,455	226,167

Comprehensive income	$2,381,319	$2,436,790	$4,675,336	$2,074,091

The accompanying notes are an integral part of these financial statements.

JIANOU LUJIAN FOODS STUFF CO., LTD.

STATEMENTS OF CHANGES IN EQUITY

SIX MONTHS ENDED JUNE 30, 2009 (UNAUDITED)

YEARS ENDED DECEMBER 31, 2008 AND 2007 (AUDITED)

	Paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive income	Total stockholders’ equity

Balance as of December 31, 2006	$780,313	$16,703	$152,481	$48,211	$997,708
Contributions from shareholders	1,331,925	––	––	––	1,331,925
Net income	––	––	1,847,924	––	1,847,924
Appropriation to statutory reserves	––	184,792	(184,792)	––	––
Foreign currency translation adjustment	––	––	––	226,167	226,167

Balance as of December 31, 2007	2,112,238	201,495	1,815,613	274,378	4,403,724
Net income	––	––	4,311,881	––	4,311,881
Appropriation to statutory reserves	––	431,188	(431,188)	––	––
Foreign currency translation adjustment	––	––	––	363,455	363,455

Balance as of December 31, 2008	2,112,238	632,683	5,696,306	637,833	9,079,060
Contributions from shareholders	1,402,361	––	––	––	1,402,361
Net income	––	––	2,369,231	––	2,369,231
Foreign currency translation adjustment	––	––	––	12,088	12,088

Balance as of June 30, 2009	$3,514,599	$632,683	$8,065,537	$649,921	$12,862,740

The accompanying notes are an integral part of these financial statements.

JIANOU LUJIAN FOODS STUFF CO., LTD.

STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2009 AND 2008

YEARS ENDED DECEMBER 31, 2008 AND 2007

	Six months ended June 30,		Year ended December 31,
	2009	2008	2008	2007
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Cash flows from operating activities:
Net income	$2,369,231	$2,092,200	$4,311,881	$1,847,924
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	59,617	56,644	115,938	80,852
Amortization	2,825	2,733	5,969	5,075
Bad debt allowance	––	––	4,727	5,925
Loss on disposal of property, plant and equipment	637	––	––	––

Changes in operating assets and liabilities:
Accounts receivable	1,818,543	(1,863,162)	(2,655,733)	(2,404,857)
Inventory	(533,293)	(3,897,445)	(696,984)	108,511
Prepaid expenses	(328,792)	(127,251)	––	18,939
Accounts payable	(662,033)	1,468,785	396,150	13,142
Salary and accrued benefit payable	2,374	(3,590)	4,934	44,986
Tax payable	(54,204)	(277,272)	129,675	532,048
Notes payable	730,649	––	––	––
Other payables	12,874	4,228,106	8,548	748
Net cash provided by operating activities	3,418,428	1,679,748	1,625,105	253,293

Cash flows from investing activities:
Purchase of property and equipment	(4,467)	(30,385)	(32,465)	(1,130,624)
Deposits paid for bamboo base leases	(2,922,596)	(1,979,462)	(2,010,844)	(525,127)
Purchase of intangible assets	––	––	––	(108,636)
Proceeds on sale of equipment	37	––	––	––
Net cash used in investing activities	(2,927,026)	(2,009,847)	(2,043,309)	(1,764,387)

Cash flows from financing activities:
Contributions from shareholders	1,402,361	––	––	1,331,925
Proceeds from short term loans	––	1,413,901	1,436,317	787,691
Repayments of short term loans	––	(848,341)	(861,790)	(918,973)
Proceeds from related parties	––	––	––	459,486
Repayments to related parties	(1,022,909)	––	––	(158,851)
Escrow accounts	(365,325)	––	––	––
Net cash provided by financing activities	14,127	565,560	574,527	1,501,278

Effect of exchange rate on cash	797	16,243	11,022	33,105

Net increase in cash and cash equivalents	506,326	251,704	167,345	23,289

Cash and cash equivalents, beginning of period	312,767	145,422	145,422	122,133
Cash and cash equivalents, end of period	$819,093	$397,126	$312,767	$145,422

Supplemental cash flow information:
Cash paid during the year for:
Interest paid	$67,234	$91,143	$304,801	$135,017
Income taxes	$762,188	$784,018	$1,424,441	$662,941

The accompanying notes are an integral part of these financial statements.

JIANOU LUJIAN FOODS STUFF CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008 (UNAUDITED)

THE YEARS ENDED DECEMBER 31, 2008 AND 2007(AUDITED)

1.

DESCRIPTION OF BUSINESS AND ORGANIZATION

Jianou Lujian FoodsStuff Co., Ltd. (“JLF” or “the Company”), located in the People’s Republic of China (“PRC”), is an award-winning green-technology enterprise that specializes in the highly profitable production of organic products and fertilizers based on bamboo. JLF’s products reflect the growing global trend for organic food and health products. JLF holds lush bamboo land lease of nearly 16, 200 acres of which 15,875 acres are certified “Organic” by Japan, in the province of Fujian, one of China’s largest bamboo growing areas. Founded in September 2002, JLF has grown to be the third largest bamboo producer in China and the first bamboo company to gain food safety certification from both Japan (JAS) and Europe (HACCP). JLF was also the first company in China to formulate a “zero-to-zero” process starting from cultivation to distribution, and taking it further by developing organic fertilizers from bamboo skins to eliminate its waste. This led to JLF being named the “Forestry Enterprise of the Year” for 2009 in Fujian Province China.  The Company operates manufacturing and distribution primarily in the PRC.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency translation

The functional currency of the Company is the Renminbi (“RMB”) and the RMB is not freely convertible into foreign currencies. The Company maintains its financial statements in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet date. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements of the Company, which are prepared using the functional currency RMB, have been translated into United States dollars. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates, and shareholders' equity is translated at historical exchange rates. Translation adjustments are included in comprehensive income in the accompanying statements of income and comprehensive income.

The exchange rates adopted are as follows:

	June 30, 2009	June 30, 2008	December 31, 2008	December 31 2007
Year/period end RMB exchange rate	6.84480	6.87180	6.85420	7.31410
Average RMB exchange rate	6.84323	7.07263	6.96225	7.61720

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and cash on deposit, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Restricted cash

In accordance with Accounting Review Board (“ARB”) No. 43, Chapter 3A “Current Assets and Current Liabilities”, cash which is restricted as to withdrawal is considered a non-current asset.

Accounts receivable

Accounts receivable are recognized and carried at original invoiced amount less an allowance for uncollectible accounts, as needed.

When evaluating the adequacy of its allowance for doubtful accounts, the Company reviews the collectability of accounts receivable, historical write-offs, and changes in sales policies, customer credibility and general economic tendency.

Inventories

Inventories are stated at the lower of cost and current market value. Costs include the cost of purchase and processing, and other costs. Inventories are stated at cost upon acquisition. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less the estimated costs to completion and the estimated expenses and related taxes to make the sale.

Concentration of risks

For the six months ended June 30, 2009, no customer accounted for more than 10% of total revenues.  For the year ended December 31, 2008, two customers accounted for 14.3% and 10.7% of total revenues. No other customer contributed greater than 10% of the revenues. For the year ended December 31, 2007, two customers accounted for 12.5% and 10.3% of total revenues. No other customer contributed greater than 10% of the revenues.

As of June 30, 2009, receivables from one major customer accounted for 11.6% of total accounts receivable.  The receivables from the same customer accounted for 14.2% and 17.6% of total accounts receivable balances as of December 31, 2008 and 2007, respectively.  As of June 30, 2009, no other customer accounted for greater than 10% of accounts receivable.  As of December 31, 2008, two other customers accounted for 20.8% and 16.9% of accounts receivable and no other customer were greater than 10% of accounts receivable.  As of December 31, 2007, two other customers accounted for 15.6% and 12.9% of accounts receivable and no other customer were greater than 10% of accounts receivable.

No supplier provided more than 10% of the Company’s purchase of raw materials for six months ended June 30, 2009 and 2008 and for the years ended December 31, 2008 and 2007.

A majority of the Group’s sales and expense transactions are denominated in RMB and a significant portion of the Group’s assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of June 30, 2009 and 2008, December 31, 2008 and 2007, substantially all of the Group’s cash was held by major financial institutions located in the PRC, which management believes are of high credit quality.

Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs, which are not considered improvements and do not extend the useful life of the asset, are expensed as incurred; additions, renewals and betterments are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in the statement of operations in cost of blended products.

Depreciation is provided to recognize the cost of the asset in the results of operations. The Company calculates depreciation using the straight-line method with estimated useful life as follows:

Items	Useful Life
Property and buildings	20 years
Machinery	10 years
Electronic equipment	5 years
Motor vehicles	4 years

Impairment of long-lived assets

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, certain assets such as property, plant, and equipment, and purchased intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Intangible assets are tested for impairment annually. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.  There were no events or changes in circumstances that necessitated a review of impairment of long lived assets as of June 30, 2009 and 2008 , December 31, 2008 and 2007, respectively.

Intangible assets

Intangible assets consist mainly of land use rights and software. The intangible assets are amortized using straight-line method over the life of the rights and assets.

Revenue recognition

The Company recognizes revenues in accordance with the guidance in the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104. Revenue is recognized when persuasive evidence of an arrangement exists, when the selling price is fixed or determinable, when delivery occurs and when collection is probable. The Company recognizes sales revenue when goods are shipped or ownership has transferred and royalties as they are earned.

Environmental expenditures

Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Income taxes

The Company utilizes SFAS No. 109, “Accounting for Income Taxes” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Defined contribution plan

Pursuant to the relevant laws and regulations in the PRC, the Company participates in various defined contribution retirement plans organized by the respective divisions in municipal and provincial governments for its employees.

The Company is required to make contributions to the retirement plans in accordance with the contribution rates and basis as defined by the municipal and provincial governments. The contributions are charged to the respective assets or the income statement on an accrual basis. When employees retire, the respective divisions are responsible for paying their basic retirement benefits. The Company does not have any other obligations in this respect.

The Company contributed $12,202 and $5,205 for the six months ended June 30, 2009 and 2008, and $11,169 and $6,877 for the years ended December 31, 2008 and 2007, respectively.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income (loss), as presented on the accompanying balance sheets, consists of the cumulative foreign currency translation adjustment.

Recent accounting pronouncements

Recent accounting pronouncements that the Company has adopted or that will be required to adopt in the future are summarized below.

Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 168”).  SFAS No. 168 will become the single source of authoritative nongovernmental U.S. generally accepted accounting principles (“GAAP”), superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”), and related accounting literature.  SFAS No. 168 reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure.  Also included is relevant Securities and Exchange Commission guidance organized using the same topical structure in separate sections.  SFAS No. 168 will be effective for financial statements issued for reporting periods that end after September 15, 2009.  This statement will have an impact on the Company’s financial statements since all future references to authoritative accounting literature will be references in accordance with SFAS No. 168.

Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing

In June 2009, the FASB issued FSP Emerging Issues Task Force ("EITF") Issue No. 09-1, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing”. This Issue is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. Share lending arrangements that have been terminated as a result of counterparty default prior to the effective date of this Issue but for which the entity has not reached a final settlement as of the effective date are within the scope of this Issue. This Issue requires retrospective application for all arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2008. This Issue is effective for arrangements entered into on or after the beginning of the first reporting period that begins on or after June 15, 2009. Early adoption is not permitted. The implementation of this issue did not have a material impact on the Company’s financial position and results of operations.

Subsequent Events

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”.(“SFAS No. 165”) This Statement establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date and is effective for interim and annual periods ending after June 15, 2009.  The adoption of SFAS No. 165 is not expected to have a material impact on the Company’s financial statements.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued FSP FAS No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly". This FSP provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS No. 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively.  The implementation of FSP FAS No. 157-4 did not have a material on the Company’s financial position and results of operations.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued FSP FAS No. 115-2 and FAS No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments ". The objective of an other-than-temporary impairment analysis under existing U.S. generally accepted accounting principles (GAAP) is to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired. An investment is impaired if the fair value of the investment is less than its amortized cost basis. FSP FAS No. 115-2 and FAS No. 124-2 is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted.  The implementation of FSP FAS No. 115-2 and FAS No. 124-2 did not have a material impact on the Company’s financial position and results of operations.

Interim Disclosures about Fair Value of Financial Instruments

In April 2009, the FASB issued FSP FAS No. 107-1 and APB No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments". This FSP amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. FSP FAS No. 107-1 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The implementation of FSP FAS No. 107-1 did not have a material impact on the Company’s financial position and results of operations

Interim Disclosure about Fair Value of Financial Instruments

In April 2009, the FASB issued FASB Staff Position “FSP” No. SFAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”.  This FSP amends SFAS No. 107 to require disclosures about fair values of financial instruments for interim reporting periods as well as in annual financial statements.  The FSP also amends Accounting Principles Board Opinions “APB Opinion” No. 28 to require those disclosures in summarized financial information at interim reporting periods.  This FSP becomes effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The adoption of this FSP is not expected to have a material impact on our financial statements.

Amendments to the Impairment Guidance of EITF Issue No. 99-20

In January 2009, the FASB issued FSP Emerging Issues Task Force ("EITF") Issue No. 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20". This FSP amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other-than- temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and other related guidance. This Issue is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The adoption of FSP EITF 99-20-1 did not have a material effect on the Company’s financial statements.

Employers’ Disclosures about Postretirement Benefit Plan Assets

In December 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position on Financial Accounting Standard (“FSP FAS”) No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.”  This FSP amends FASB Statement No. 132(R) (“SFAS No. 132(R)”), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan.  FSP FAS No. 132(R)-1 also includes a technical amendment to SFAS No. 132(R) that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented.  The required disclosures about plan assets are effective for fiscal years ending after December 15, 2009.  The technical amendment was effective upon issuance of FSP FAS No. 132(R)-1 and did not have a material effect on the Company’s financial statements.

Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises

In December 2008, the FASB issued FSP FIN No. 48-3, “Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises.”  FSP FIN No. 48-3 defers the effective date of FIN No. 48, “Accounting for Uncertainty in Income Taxes,” for certain nonpublic enterprises as defined in SFAS No. 109, “Accounting for Income Taxes.”  FSP FIN No. 48-3 was effective upon issuance.  The impact of adoption was not material to the Company’s financial condition or results of operations.

Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities

In December 2008, the FASB issued FSP FAS No. 140-4 and FIN No. 46(R) -8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.”  This FSP amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to require public entities to provide additional disclosures about transfers of financials assets.  FSP FAS No. 140-4 also amends FIN No. 46(R)-8, “Consolidation of Variable Interest Entities,” to require public enterprises, including sponsors that have a variable interest entity, to provide additional disclosures about their involvement with a variable interest entity.  FSP FAS No. 140-4 also requires certain additional disclosures, in regards to variable interest entities, to provide greater transparency to financial statement users.  FSP FAS No. 140-4 is effective for the first reporting period (interim or annual) ending after December 15, 2008, with early application encouraged.  The adoption of this statement did not have a material impact on the Company’s financial statements.

Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That is Based on the Stock of an Entity’s Consolidated Subsidiary

In November 2008, the FASB issued FSP Emerging Issues Task Force (“EITF”) Issue No. 08-8, “Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That is Based on the Stock of an Entity’s Consolidated Subsidiary.”  EITF No. 08-8 clarifies whether a financial instrument for which the payoff to the counterparty is based, in whole or in part, on the stock of an entity’s consolidated subsidiary is indexed to the reporting entity’s own stock.  EITF No. 08-8 also clarifies whether or not stock should be precluded from qualifying for the scope exception of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” or from being within the scope of EITF No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.”  EITF No. 08-8 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material to the Company’s financial condition or results of operations.

Accounting for Defensive Intangible Assets

In November 2008, the FASB issued EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets.”  EITF No. 08-7 clarifies how to account for defensive intangible assets subsequent to initial measurement.  EITF No. 08-7 applies to all defensive intangible assets except for intangible assets that are used in research and development activities.  EITF No. 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The impact of adoption was not material to the Company’s financial condition or results of operations.

Equity Method Investment Accounting Considerations

In November 2008, the FASB issued EITF Issue No. 08-6 (“EITF No. 08-6”), “Equity Method Investment Accounting Considerations.”  EITF No. 08-6 clarifies accounting for certain transactions and impairment considerations involving the equity method.  Transactions and impairment dealt with are initial measurement, decrease in investment value, and change in level of ownership or degree of influence.  EITF No. 08-6 is effective on a prospective basis for fiscal years beginning on or after December 15, 2008.  The impact of adoption was not material to the Company’s financial condition or results of operations.

Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active

In October 2008, the FASB issued FSP FAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active.”  This FSP clarifies the application of SFAS No. 157, “Fair Value Measurements,” in a market that is not active.  The FSP also provides examples for determining the fair value of a financial asset when the market for that financial asset is not active.  FSP FAS No. 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued.  The impact of adoption was not material to the Company’s financial condition or results of operations.

Issuer’s Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement

In September 2008, the FASB issued EITF Issue No. 08-5 (“EITF No. 08-5”), “Issuer’s Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement.”  This FSP determines an issuer’s unit of accounting for a liability issued with an inseparable third-party credit enhancement when it is measured or disclosed at fair value on a recurring basis.  FSP EITF No. 08-5 is effective on a prospective basis in the first reporting period beginning on or after December 15, 2008.  The impact of adoption was not material to the Company’s financial condition or results of operations.

Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161

In September 2008, the FASB issued FSP FAS No. 133-1, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161.”  This FSP amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument.  The FSP also amends FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” to require and additional disclosure about the current status of the payment/performance risk of a guarantee.  Finally, this FSP clarifies the Board’s intent about the effective date of FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities.”  FSP FAS No. 133-1 is effective for fiscal years ending after November 15, 2008.  The impact of adoption was not material to the Company’s financial condition or results of operations.

Endowments of Not-for-Profit Organizations: Net Asset Classification of Funds Subject to an Enacted Version of the Uniform Prudent Management of Institutional Funds Act, and Enhanced Disclosures for all Endowment Funds

In August 2008, the FASB issued FSP FAS No. 117-1, “Endowments of Not-for-Profit Organizations: Net Asset Classification of Funds Subject to an Enacted Version of the Uniform Prudent Management of Institutional Funds Act (“UPMIFA”), and Enhanced Disclosures for all Endowment Funds.”  The intent of this FSP is to provide guidance on the net asset classification of donor-restricted endowment funds.  The FSP also improves disclosures about an organization’s endowment funds, both donor-restricted and board-designated, whether or not the organization is subject to the UPMIFA.  FSP FAS No. 117-1 is effective for fiscal years ending after December 31, 2008.  Earlier application is permitted provided that annual financial statements for that fiscal year have not been previously issued.  The impact of adoption was not material to the Company’s financial condition or results of operations.

Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities

In June 2008, the FASB issued FSP Emerging Issues Task Force (“EITF”) Issue No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” The FSP addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method. The FSP affects entities that accrue dividends on share-based payment awards during the awards’ service period when the dividends do not need to be returned if the employees forfeit the award. This FSP is effective for fiscal years beginning after December 15, 2008.  The impact of adoption was not material to the Company’s financial condition or results of operations.

Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an entity's Own Stock

In June 2008, the FASB ratified EITF Issue No. 07-5, "Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock" (EITF 07-5).  EITF 07-5 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions.  It also clarifies on the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation.  EITF 07-5 is effective for fiscal years beginning after December 15, 2008.  The impact of adoption was not material to the Company’s financial condition or results of operations.

Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion ( Including Partial Cash Settlement)

In May 2008, the FASB issued FSP Accounting Principles Board (“APB”) Opinion No. 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. The FSP clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion.  The FSP requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer's nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized.  The FSP requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in our statement of operations.  The FSP requires retrospective application to the terms of instruments as they existed for all periods presented.  The FSP is effective for us as of January 1, 2009 and early adoption is not permitted.  The impact of adoption was not material to the Company’s financial condition or results of operations.

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (SFAS No.162).  SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements.  SFAS No. 162 is effective 60 days following the Securities and Exchange Commission (“SEC”)’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles".  The implementation of this standard did not have a material impact on the Company's financial position and results of operations.

Determination of the Useful Life of Intangible Assets

In April 2008, FASB issued FASB Staff Position on Financial Accounting Standard (“FSP FAS”) No. 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under SFAS No. 142 “Goodwill and Other Intangible Assets”.  The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of the expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007) “Business Combinations” and other U.S. generally accepted accounting principles.  The impact of adoption was not material to the Company’s financial condition or results of operations.

Disclosure about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133”, (SFAS No.161). This statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The Company is required to adopt SFAS No. 161 on January 1, 2009. The Company is currently evaluating the potential impact of SFAS No. 161 on the Company’s financial statements.

Delay in Effective Date

In February 2008, the FASB issued FSP FAS No. 157-2, “Effective Date of FASB Statement No. 157”. This FSP delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material to the Company’s financial condition or results of operations.

3.

ACCOUNTS RECEIVABLES

	June 30,	December 31,	December 31,
	2009	2008	2007
	(Unaudited)	(Audited)	(Audited)
Trade accounts receivables	$4,374,498	$6,184,131	$3,267,305
Allowances for doubtful accounts	(9,430)	(9,417)	(4,325)

Accounts receivables, net	$4,365,068	$6,174,714	$3,262,980

4.

INVENTORIES

Inventories consist of the following:

	June 30,	December 31,	December 31,
	2009	2008	2007
	(Unaudited)	(Audited)	(Audited)
Raw material	$20,701	$139,418	$196,808
Package material	14,254	138,882	154,861
Finished goods	2,650,108	1,870,641	998,695

Total	$2,685,063	$2,148,941	$1,350,364

5.

PROPERTY PLANT AND EQUIPMENT

	June 30,	December 31,	December 31,
	2009	2008	2007
	(Unaudited)	(Audited)	(Audited)
Property and buildings	$1,541,170	$1,539,057	$1,442,283
Machinery	556,685	557,067	493,601
Electronic equipment	30,621	27,126	22,955
Motor vehicles	1,008	––	––
Total	2,129,484	2,123,250	1,958,839
Less: Accumulateddepreciation	(292,748)	(233,299)	(108,268)

Net value	$1,836,736	$1,889,951	$1,850,571

As of June 30, 2009, property and buildings at amount of RMB 9,095,779 (approximately $1.33 million) had been pledged as the collateral of loan from China Construction Bank (“CCB”).

The depreciation expenses are $59,617, $56,644, $115,938, and $80,852 in the six months ended June 30, 2009 and 2008, and the years ended December 31, 2008, and 2007, respectively.

6.

INTANGIBLE ASSETS

	June 30,	December 31,	December 31,
	2009	2008	2007
	(Unaudited)	(Audited)	(Audited)
Land use rights	$138,262	$138,073	$129,391
Software	2,118	2,115	1,982
Total	140,380	140,188	131,373
Less: accumulated amortizations	(32,015)	(29,151)	(21,637)

Net value	$108,365	$111,037	$109,736

7.

RELATED PARTY TRANSACTIONS

The amounts due to related parties were as follows:

	June 30,	December 31,	December 31,
	2009	2008	2007
	(Unaudited)	(Audited)	(Audited)
Amount due to shareholder	$––	$510,636	$478,528
Amount due to Shaoxing Hongda Environmental Protection Equipment Co., Ltd.	––	510,636	478,528
	––
Total	$	$1,021,272	$957,056

On December 29, 2006, the Company borrowed RMB3.5 million (approximately $0.5 million) from one of its shareholders, Mr. Tang Jinrong to support the Company’s operation capital.  The amount borrowed was free of interest and with a term of 4 years from December 29, 2006 to December 28, 2010, and it will be due within 5 days upon requests.

On January 5, 2007, the Company borrowed RMB3.5 million (approximately $0.5 million) from Shaoxing Hongda Environmental Protection Equipment Co., Ltd., whose shareholder is the vice general-manager of the Company.  The amount borrowed was free of interest and with a term of 3 years from January 5, 2007 to January 4, 2010, and it will be due within 5 days upon requests.

As of June 30, 2009, the Company repaid all the balances due to related parties.

8.

SHORT TERM LOANS

	Interest rate (per annum)	June 30, 2009		December 31, 2008	December 31, 2007	Terms
		(Unaudited)		(Audited)	(Audited)
Industrial and Commercial Bank of China (“ICBC”)	7.956%	$––	$		$109,378	January 19,2007 - January 15, 2008
ICBC	7.956%	––		––	109,378	March 12,2007 - March 9, 2008
ICBC	8.307%	––		––	136,722	May 17, 2007 - January 20, 2008
ICBC	7.884%	––		––	273,444	May 29, 2007 - May 28, 2008
ICBC	9.477%	––		––	191,411	October 22, 2007 - October 20, 2008
CCB	6.1065%	––		1,458,959	––	April 17, 2008 - April 17, 2009
CCB	6.1065%	1,460,963		––	––	April 17, 2009 - April 17, 2010

Total		$1,460,963		$1,458,959	$820,333

9.

RESTRICTED CASH AND BANK NOTES PAYABLE

The bank notes payable as of June 30, 2009 is RMB5 million (approximately $730,482), which was endorsed by Rural Credit Cooperatives Cooperation of Jianou City. Its maturity date is December 26, 2009.

The terms of the bank notes payable require the Company to deposit 50% of total credit applied into Escrow Account as guarantee against default, which is RMB2.5 million ($365,241) as of June 30, 2009.

10.

TAXATION

1)

Value Added Tax (“VAT”)

Pursuant to the Provisional Regulation of China on VAT and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a portion of or all the refund of VAT that it has already paid or incurred.

The Company is subjected to VAT at 17% for its revenues and is entitled to a VAT refund at 13% of export sales prior to June 1, 2009 and at 15% of export sales beginning June 1, 2009.

2)

Income tax

Under Chinese Income Tax Laws, prior to January 1, 2008, companies were subject to an income tax at an effective rate of 33% (30% state income taxes plus 3% local income taxes) on income as reported in their statutory financial statements after appropriate tax adjustments.  Beginning January 1, 2008, the new Enterprise Income Tax (“EIT”) law replaced the income tax laws. The new standard EIT rate of 25% replaced the 33% rate (or other reduced rates previously granted by tax authorities). The new standard rate of 25% was applied to calculate certain deferred tax benefits that are expected to be realized in future periods.

3)

Deferred tax

The provision for income taxes consists of taxes on current income from continuing operations plus unrecognized tax benefits from the application of FIN 48 plus changes in deferred taxes for the periods ended:

	Six months ended June 30,		Year ended December 31,
	2009	2008	2008	2007
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Current	$765,389	$704,020	$1,429,020	$972,519
Deferred	––	––	(1,273)	(649)

Total	$765,389	$704,020	$1,430,293	$971,870

The charges for taxation are based on the results for the year as adjusted for items which are non-assessable or disallowed. They are calculated using tax rates that have been enacted or granted at the balance sheet dates.

The significant components of deferred tax benefits are:

	Six months ended June 30,		Year ended December 31,
	2009	2008	2008	2007
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Change in valuation allowance	$––	$––	$(1,273)	$(649)

Total	$––	$––	$(1,273)	$(649)

Deferred tax assets and deferred tax liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purpose. The following represents the significant components of deferred tax assets and liabilities:

	Six months ended June 30,		Year ended December 31,
	2009	2008	2008	2007
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Deferred tax assets:
Change in valuation allowance	$2,357	$1,151	$2,354	$1,081

Deferred tax assets	$2,357	$1,151	$2,354	$1,081

11.

STATUTORY RESERVE

The Company’s income is distributable to its shareholders after transfer to statutory reserves as required under relevant PRC laws and regulations and the Company’s articles of association. As stipulated by the relevant laws and regulations in the PRC, the Company is required to maintain a statutory surplus reserve fund which is non-distributable. Appropriation to such reserves is made out of net profit after taxation of the statutory financial statements of the Company as a proportion of income after taxation of 10%.

The statutory surplus reserve fund can be used to make up prior year losses, if any, and can be applied in conversion into capital by means of capitalization issue. The appropriation may cease to apply if the balance of the fund has reached 50% of the relevant entity’s registered capital.

For the years ended December 31, 2008 and 2007, $431,188 (RMB3,002,040) and $184,792 (RMB1,407,601) were appropriated for this purpose.

12.

COMMITMENT AND CONTINGENCY

Lease obligation

The Company has entered into two agreements for the lease of its bamboo land for a leasing period of 30 years.

According to the agreements, the Company is committed to pay total of RMB60 million (approximately $8.8 million) as fixed deposits for the leases.  The Company had paid a total of RMB38 million (approximately $5.6 million) as of June 30, 2009, and the remaining RMB22 million (approximately $3.2 million) will be due on May 31, 2010. These fixed deposits will not be refunded, and will be netted off against leases in the last 10 years of the leasing period.

According to the agreements, annual leases payments for bamboo land are due on February 28 of each year.  As of June 30, 2009, the Company’s commitment for lease payments under the leases of bamboo land for the next five years and thereafter is as follows:

Year	Amount
2010	$657,433
2011	657,433
2012	723,177
2013	723,177
2014	723,177
Thereafter	20,088,242

Total	$23,572,639

Lease expenses for the bamboo land were $164,396, $127,251, $258,537 and $236,307 for the six months period ended June 30, 2009 and 2008, the years ended December 31, 2008 and 2007, respectively, and had been charged to the statement of operations.

13.

SUBSEQUENT EVENTS

In April 2009, two shareholders contributed approximately $1, 4 million (RMB 9.6 million) as additional paid-in capital. As a result of the contribution, the total paid-in capital was increased to approximately $3.5 million (RMB 26.4 million) as of June 30, 2009.

In September 2009, the Company announced that it had entered into a series of contractual arrangements  (Entrusted Management Agreement, Shareholders’ Voting Proxy Agreements, Exclusive Purchase Option Agreement and Share Pledge Agreement) with Fujian United Bamboo Technology Company Ltd a Wholly Foreign-Owned Enterprise (“WFOE”) pursuant to which the WFOE effectively controls the business, operations and ownership of JLF.  The WFOE, organized under the laws of the Peoples Republic of China, is 100 % owned by Supreme Discovery Group Limited, a British Virgin Islands Company, (“Supreme”).  Additionally in September 2009, Supreme entered into a share pledge agreement with United Green Technology Inc. (“UGTI”) which is a 100% owned subsidiary of ONE Holdings, Corp. (“ONE”). Pursuant to the Agreement, at the Closing, the Supreme Shareholders sold, transferred and assigned 100% of the outstanding common stock of Supreme to UGTI in exchange for (i) cash, (ii) shares of ONE common stock, and (iii) 20% of the issued and outstanding shares of common stock of UGTI. ONE thereby acquired through UGTI ownership of all of the outstanding stock of Supreme which owns 100% ownership of WFOE. As a result of ONE acquiring 100% of the capital stock of Supreme pursuant to the Share Exchange Agreement, ONE also acquired effective control over the business, operations and ownership of JLF.